UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

X	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended February 28, 2019

OR

___	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________to________

Commission file number 001-36865

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Rocky Mountain Chocolate Factory, Inc. 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Rocky Mountain Chocolate Factory, Inc.

265 Turner Drive

Durango, CO 81303

Report of Independent Registered Public Accounting Firm

To the Plan Administrator and Plan Participants
Rocky Mountain Chocolate Factory, Inc. 401(k) Plan

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of the Rocky Mountain Chocolate Factory, Inc. 401(k) Plan (the “Plan”) as of February 28, 2019, and the related statement of changes in net assets available for benefits for the year then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets of the Plan as of February 28, 2019, and the changes in its net assets for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis of Opinion

The Plan’s management is responsible for these financial statements. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (the “PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedule of assets held at end of year as of February 28, 2019 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Department of Labor’s Rules and Regulations for Reporting under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Plante & Moran, PLLC

We have served as the Plan’s auditor since 2004.

Denver, Colorado

August 16, 2019

Report of Independent Registered Public Accounting Firm

To the Plan Administrator and Plan Participants

Rocky Mountain Chocolate Factory, Inc. 401(k) Plan

Durango, Colorado

OPINION ON THE FINANCIAL STATEMENT

We have audited the accompanying statement of net assets available for benefits of the Rocky Mountain Chocolate Factory, Inc. 401(k) Plan (the “Plan”) as of February 28, 2018, and the related notes (collectively referred to as the “financial statement”).

In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of the Plan as of February 28, 2018, in conformity with accounting principles generally accepted in the United States of America.

BASIS FOR OPINION

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

/s/ EKS&H LLLP

August 21, 2018

Denver, Colorado

ROCKY MOUNTAIN CHOCOLATE FACTORY, INC. 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	February 28,	February 28,
	2019	2018
Assets
Investments, at fair value
Investments in common/collective trusts	$2,812,277	$2,037,743
Mutual funds	3,716,536	4,187,351
Common stock	946,594	1,139,615

Total investments	7,475,407	7,364,709

Receivables
Employer contributions	67,217	68,473
Participant loans	68,026	90,300

Total assets	7,610,650	7,523,482

Liabilities
Excess contributions	6,253	36,140

Net assets available for benefits	$7,604,397	$7,487,342

ROCKY MOUNTAIN CHOCOLATE FACTORY, INC. 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended February 28, 2019
Investment income
Net decrease in fair value of investments	$(386,621)
Interest and dividends from investments	299,023
Interest income from participant loans	4,939

Total investment loss	(82,659)

Contributions
Employer	67,876
Participants	358,105

Total contributions	425,981

Deductions from net assets:
Benefits paid to participants	223,247
Administrative expenses	3,020

Total deductions	226,267

Net Increase	117,055

Net assets available for benefits
Beginning of year	7,487,342

End of year	$7,604,397

ROCKY MOUNTAIN CHOCOLATE FACTORY, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF PLAN

General

Rocky Mountain Chocolate Factory, Inc. 401(k) Plan (the “Plan”) became effective June 1, 1994. The following description provides only general information and participants should refer to the Plan document for more complete information.

The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan covers all eligible employees of Rocky Mountain Chocolate Factory, Inc., its wholly-owned subsidiaries, Aspen Leaf Yogurt, LLC and U-Swirl International, Inc. (the “Company”).

The Board of Directors of the Company administers the Plan. Wells Fargo Retirement Plan Services, Inc. ("Trustee") serves as trustee, manages Plan assets, and maintains the Plan's records. The Plan offers participants a variety of investment options, including mutual funds, common/collective trusts and Company stock. Individual accounts are invested in the various investment options at the direction of the participants.

Eligibility

An employee becomes eligible to participate in the Plan as of March 1, June 1, September 1, or December 1 subsequent to the employee completing 1,000 hours of service during a twelve consecutive month period beginning on the date of hire.

Contributions

Participants may elect to contribute a portion of compensation up to the Plan limits. A participant’s contribution made by salary deferral, which results in a reduction of taxable income to the participant, was limited by the IRS to $18,500 for the year ended February 28, 2019 in accordance with the Internal Revenue Code. If an eligible participant is 50 years of age or older, they may contribute up to $24,500. Participants may also add rollover contributions from other qualified plans.

During the plan year ended February 28, 2019 and 2019 a total of $6,253 and $36,140 in employee contributions, in excess of amounts allowed by IRS nondiscrimination rules were made to the Plan by Plan participants. Excess contributions are returned to participants subsequent to year end.

The Plan provides for Company matching contributions equal to 25% of the participant contributions up to 6% of each employee’s annual compensation for those employees employed as of the last day of the plan year. The Company made matching contributions of $67,876 for the year ended February 28, 2019. Also, the Company may make discretionary contributions to the Plan. During the year ended February 28, 2019, the Company did not make a discretionary contribution to the Plan. The Company makes its matching contributions in a lump sum payment subsequent to the fiscal year end. These contributions are allocated directly to participants’ accounts.

Participants' Accounts

Each participant's account is credited or charged with the participant's contribution and an allocation of the Company's contribution, forfeitures, Plan expenses and Plan earnings or losses thereon. Allocations are based upon Plan earnings or losses thereon and account balances, as defined. The benefit to which a participant is entitled is the vested portion of the participant's account.

Vesting

Participants are 100% vested in their salary deferrals at all times and can withdraw their voluntary contributions from the Plan upon termination of employment. A participant becomes 100% vested in employer contributions after three years of continued service or upon the participant’s death, disability or attaining normal retirement age, and becomes 33% vested after year one, 67% vested after year two, and 100% vested after year three.

ROCKY MOUNTAIN CHOCOLATE FACTORY, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

Forfeitures

Forfeitures of non-vested balances for terminated employees are used to reduce future Company contributions. During the year ended February 28, 2019 no of forfeitures were used to reduce the Company’s contribution. During the year ended February 28, 2018 $2,425 forfeitures were used to reduce the Company’s contribution. At February 28, 2019 and 2018, $608 and $150, respectively, were available to reduce future Company contributions.

Payment of Benefits

In the case of death, disability or retirement, a participant’s benefits become payable as soon as administratively feasible. The Plan provides three payment options associated with the distribution of benefits: 1) lump-sum, 2) transfer of benefits to another qualified retirement plan and 3) periodic installments as defined in the Plan agreement. Upon termination for causes other than death, disability or retirement, participants may receive payment of their vested account in a lump sum payment or by rolling over the account. The Plan also allows for payment of benefits for financial hardship. A hardship distribution may be made to satisfy certain immediate and heavy financial needs that a participant may have. Benefit payments are recorded by the Plan when paid.

Administrative Expenses

The Company provides, at no cost to the Plan, certain administrative, accounting and legal services to the Plan and also pays the cost of certain outside services for the Plan. All transaction costs and certain Plan administrative expenses are paid for by the Plan.

Participant Loans

Participants may obtain loans in amounts up to the lesser of 50% of their vested balance or $50,000 for a period not to exceed 5 years unless the proceeds are used to acquire the participant’s principal residence. Loans used to acquire real estate that serves as the participant’s primary residence may, subject to the Administrator’s determination, be repaid over a period longer than five years. The loans are collateralized by the participant accounts. The loans bear interest at a rate determined at the inception of the loan. The interest rate ranged from 5.25% and 7.5% on outstanding loans at February 28, 2019. Loan principal and interest are repaid bi-weekly through payroll deductions and mature between May 2019 and October 2023.

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES

The financial statements of the Plan have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”) and in accordance with the Plan agreement. A summary of the significant accounting policies applied in the preparation of the accompanying financial statements follows.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments in mutual funds and common stock are stated at fair value as determined by quoted market prices. Investments are recorded at net asset value (“NAV”) for common collective trust fund as reported to the Plan by the trustee as a practical expedient for fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 7 for discussion of fair value measurements. There were no changes to the valuation techniques used during the period.

The net realized and unrealized investments gain or loss (net appreciation or depreciation in fair value of investments) is reflected in the accompanying Statement of Changes in Net Assets Available for Benefits, and is determined as the difference between fair value at the beginning of the year (or date purchased if during the year) and selling price (if sold during the year) or the year-end fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest is recognized on the accrual method and dividends are recorded on the ex-dividend date.

ROCKY MOUNTAIN CHOCOLATE FACTORY, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

Risk and Uncertainties

The Plan provides for various investments. Investments, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the value of investments will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Additionally, some investments held by the Plan are invested in the securities of foreign companies, which involve special risks and considerations not typically associated with investing in securities of U.S. companies. These risks include devaluation of currencies, less reliable information about issuers, different securities transaction clearance and settlement practices and possible adverse political and economic developments. Moreover, securities of many foreign companies and their markets may be less liquid and their prices more volatile than those of securities of comparable U.S. companies.

NOTE 3 - PLAN AMENDMENT AND INCOME TAX STATUS

The IRS has issued an opinion letter indicating that the prototype plan document adopted by the Plan, as then designated, qualifies under section 401(a) of the Internal Revenue Code. The Plan has not received a determination letter specific to the Plan itself; however, the Plan administrator believes that the Plan was designed and is being operated in compliance with the applicable requirements of the IRS. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of February 28, 2019 and 2018, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

NOTE 4 – CONCENTRATION OF INVESTMENTS

As of February 28, 2019, four investments within the plan each represented greater than 10% of the net assets available for benefit and together represented 53% of net assets available for benefit. As of February 28, 2018, three investments within the plan each represented greater than 10% of the net assets available for benefit and together represented 43% of net assets available for benefit.

NOTE 5 - RELATED-PARTY TRANSACTIONS

Certain Plan investments are shares of the Company and funds managed by the Trustee. As the Company is the sponsoring entity of the Plan, these transactions, as well as all transactions related to the Trustee, and participant loans, qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules.

NOTE 6 - TERMINATION OF THE PLAN

While the Company has not expressed any intent to discontinue the Plan, it may, by action of its Board of Directors, terminate the Plan subject to the provisions of ERISA. In the event the Plan is terminated, the participants become fully vested in their accounts, and the Plan administrator is to distribute each participant’s interest to the participant or their beneficiaries.

ROCKY MOUNTAIN CHOCOLATE FACTORY, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 7 -      FAIR VALUE ACCOUNTING

The Plan applies Accounting Standards Codification 820, Fair Value Measurements and Disclosures (ASC 820) which establishes a framework for measuring fair value. The framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1:	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets.
Level 2:

Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3:	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The Wells Fargo/BlackRock S&P MidCap Index Fund, Wells Fargo/BlackRock Russell 2000 Index Fund, and Wells Fargo/BlackRock S&P 500 Index Fund are held in common collective trust funds, which consist of investments in mutual funds, collective trusts and pooled separate accounts. The Wells Fargo Collective Stable Return Fund, held in a common collective trust fund, invests in fully benefit-responsive guaranteed investment contracts. These investments are valued at their net asset values (“NAV”) per share as of the close of business on the valuation date. The NAV is quoted on a private market that is not active; however, the unit price is based on the value of the underlying investment assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. There are no unfunded commitments, and the units may be redeemed on a daily basis. These investments are valued at the NAV of the units held by the Plan. This practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported net asset value.

The Plan’s investment assets at fair value, within the fair value hierarchy, as of February 28, 2019 and 2018 are as follows:

Assets Measured at Fair Values as of February 28, 2019

Description	Level 1	Level 2	Level 3	Total
Mutual funds	$3,716,536	$-	$-	$3,716,536
Common stock	946,594	-	-	946,594

Total	$4,663,130	$-	$-	$4,663,130
Investments in common/collective trusts – measured at net asset value				2,812,277
Total investments, at fair value				$7,475,407

Assets Measured at Fair Values as of February 28, 2018

Description	Level 1	Level 2	Level 3	Total
Mutual funds	$4,187,351	$-	$-	$4,187,351
Common stock	1,139,615	-	-	1,139,615

Total	$5,326,966	$-	$-	$5,326,966
Investments in common/collective trusts – measured at net asset value				2,037,743
Total investments, at fair value				$7,364,709

NOTE 8 – SUBSEQUENT EVENTS

The Company has evaluated all subsequent events through the auditor’s report date, which is the date the financial statements were available for issuance and determined that all subsequent events have been appropriately recognized and disclosed in the accompanying financial statements.

SUPPLEMENTAL SCHEDULE

SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

February 28, 2019

EIN: 84-0910696

Plan No. 001

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(e) Current value

*	Wells Fargo Stable Return Fund F	Common/collective trust	$1,354,537
*	WF/BlackRock S&P MidCap Index CIT F	Common/collective trust	136,651
*	WF/BlackRock Russell 2000 Index CIT F	Common/collective trust	47,577
*	WF/BlackRock S&P500 Index CIT F	Common/collective trust	767,970
*	Wells Fargo/Multi Manager Sm Cap CIT F	Common/collective trust	291,557
*	WF/Dodge & Cox Intermediate Bd CIT F	Common/collective trust	213,985
	Vanguard Target Retirement Income Inv	Mutual Fund	211,366
	Vanguard Target Retirement 2020 Inv	Mutual Fund	171,261
	Vanguard Target Retirement 2030 Inv	Mutual Fund	157,648
	Vanguard Target Retirement 2040 Inv	Mutual Fund	82,157
	Vanguard Target Retirement 2050 Inv	Mutual Fund	105,731
	Vanguard Target Retirement 2060 Inv	Mutual Fund	70,516
	American Funds Europacific Growth R6	Mutual Fund	433,752
	T. Rowe Price Mid Cap Value I	Mutual Fund	363,271
	Carilon Eagle Mid Cap Growth Fund R6	Mutual Fund	73,656
	JP Morgan Large Cap Growth R6	Mutual Fund	982,949
	American Beacon Large Cap Value Fund	Mutual Fund	352,059
	Vanguard Total Intl Stock Index Admiral	Mutual Fund	190,795
	T. Rowe Price Emerging Markets Stock I	Mutual Fund	331,384
	Pimco Income Fund	Mutual Fund	189,991
*	Rocky Mountain Chocolate Factory, Inc.	Common Stock	946,594
*	Participant loans	Participant loans – interest at rates ranging from 5.25% to 7.5%, maturing from May 2019 to October 2023, collateralized by participant account balances	68,026

	Total		$7,543,433

*	Indicates a party-in-interest.

EXHIBIT INDEX

Exhibit Number	Description	Incorporated by Reference to

23.1	Consent of Independent Registered Public Accounting Firm	Filed herewith.

23.2	Consent of Independent Registered Public Accounting Firm	Filed herewith.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ROCKY MOUNTAIN CHOCOLATE FACTORY, INC. 401(k) PLAN

BY ROCKY MOUNTAIN CHOCOLATE FACTORY, INC. PLAN ADMINISTRATOR

Date: August 16, 2019	/s/ Bryan J. Merryman
Bryan J. Merryman, Chief Executive Officer, Chief Financial Officer, Treasurer, Director and Plan Administrator